UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
CEMENTOS PACASMAYO S.A.A.
(Name of Subject Company)
CEMENTOS PACASMAYO S.A.A.
(Names of Persons Filing Statement)
Common Shares, par value S/ 1.00 per share
(Title of Class of Securities)
PEP239501005*
(CUSIP Number of Class of Securities)
*The Common Shares are listed on the Lima Stock Exchange and the ISIN Number is PEP239501005
American Depositary Shares, each representing Five Common Shares
(Title of Class of Securities)
15126Q109
(CUSIP Number of Class of Securities)
Ely Adriana Hayashi Hirahoka
Chief Financial Officer
Cementos Pacasmayo S.A.A.,
Calle La Colonia 150, Urbanización El
Vivero, Surco, Lima, Perú
+(511) 317 6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Persons Filing Statement)
With a Copy to:
George Karafotias
Allen Overy Shearman Sterling US LLP
599 Lexington Avenue
New York, NY 10022
(212) 848-4000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.
The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule”) relates is Cementos Pacasmayo S.A.A., a publicly-held corporation (sociedad anónima abierta) organized under the laws of Peru (the “Company”). The address of the principal executive offices of the Company is Calle La Colonia 150, Urbanización El Vivero, Surco, Lima, Perú, and the telephone number of the principal executive offices of the Company is +(511) 317 6000.
This Schedule relates to the Company’s common shares, par value S/ 1.00 per share (the “Common Shares”), and American Depositary Shares (the “ADSs”), each of which represents five Common Shares. As of September 30, 2026, there were 423,868,449 Common Shares outstanding, of which an estimated 44,186,300 Common Shares were represented by an estimated 8,837,260 issued and outstanding ADSs.
Item 2.	Identity and Background of Filing Person.
The Company’s name, business address and business telephone number are set forth in Item 1 above.
This Schedule relates to the tender offer disclosed in a Tender Offer Statement and Rule 13e-3 Transaction Statement under cover of Schedule TO, filed on October 21, 2026 (the “Schedule TO”), of Inversiones ASPI S.A., a Peruvian sociedad anónima (“Purchaser”), and a direct, majority-owned subsidiary of Holcim Ltd, a Swiss limited company (“Holcim”), to purchase (1) any and all of the outstanding Common Shares (other than Common Shares owned by Holcim and its affiliates), from U.S. holders (within the meaning of Rule 14d-1(d) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), which defines a U.S. holder as “any security holder resident in the United States”) and (2) any and all of the outstanding ADS (other than ADSs owned by Holcim and its affiliates), from holders, wherever located for S/ 8.93 per Common Share and S/ 44.65 per ADS (each such amount, the “Offer Price”), in each case, payable to the seller in cash, without interest, less any withholding taxes that may be applicable, upon the terms and subject to the conditions set forth in the Purchaser’s Offer to Purchase, dated as of October 22, 2026 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying American Depositary Share Letter of Transmittal (together with any amendments or supplements thereto, the “ADS Letter of Transmittal,” and together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, the “U.S. Offer”).
The Offer Price paid to U.S. holders of Common Shares and holders of ADSs will be paid in U.S. dollars and will be converted from Peruvian Soles to U.S. dollars based on the “Applicable Exchange Rate” and will be deposited with Computershare Trust Company, N.A., which has been appointed by Purchaser to act as tender agent for the U.S. Offer, on the second trading day after the expiration date of the U.S. Offer. The Applicable Exchange Rate will be the Peruvian Sol/U.S. dollar exchange rate (tipo de cambio contable venta) published by the Superintendencia de Banca, Seguros y AFP (SBS) on its website on the expiration date of the U.S. Offer.
Concurrent with the U.S. Offer, the Purchaser is making an offer to purchase Common Shares from all holders of Common Shares (other than Common Shares owned by Holcim and its affiliates), wherever located, for the same price and on substantially the same terms as offered to purchase Common Shares in the U.S. Offer, in accordance with the provisions of the Consolidated Text of the Securities Market Law, which was approved by Supreme Decree No. 020-2023-EF (the “Peru Offer” and together with the U.S. Offer, the “Offers”).
On December 15, 2025, Holcim entered into a Share Purchase Agreement (the “Purchase Agreement”) with (i) the marital community property (sociedad conyugal) formed by Eduardo Hochschild Beeck, a Peruvian citizen and resident, and Mariana Violeta Correa Sabogal de Hochschild, a Peruvian citizen and resident, (ii) Farragut Holdings, Inc., a Cayman limited company ((i) and (ii) collectively, the “Sellers”) and (iii) Eduardo Hochschild Beeck, as representative of the Sellers, pursuant to which Holcim agreed to acquire from the Sellers 99.99% of the issued and outstanding shares of common stock of the Purchaser, in exchange for an aggregate cash purchase price of S/1,850,370,000 (the “ASPI Acquisition”). The ASPI Acquisition was consummated on March 30, 2026. The Purchaser owns 50.01% of the issued and outstanding common shares of the Company, which common shares are indirectly owned by Holcim following the ASPI Acquisition. Under the terms of the Purchase Agreement and based on Peruvian law, Holcim is required to launch and complete a public tender offer for at least an additional 24.99% of the Common Shares within the timeframe permitted under Peruvian law; the Offers are intended to satisfy such provision of the Purchase Agreement. As requested by Holcim, pursuant to Oficio No. 5172-2026-SMV/11.1 dated October 14, 2026, the Superintendencia del Mercado de Valores (“SMV”) granted an exception to Holcim, allowing the Peru Offer to be conducted by the Purchaser.

On October 22, 2026, the Purchaser commenced the U.S. Offer and filed the Offer to Purchase with the U.S. Securities and Exchange Commission (the “SEC”). The U.S. Offer is scheduled to expire at 4:00 p.m., New York City time, on November 20, 2026, unless the U.S. Offer is extended.
The Purchaser’s address, as set forth on the Schedule TO, is c/o Holcim Ltd, Grafenauweg 10, 6300 Zug, Switzerland.
Item 3.	Past Contracts, Transactions, Negotiations and Agreements.
Two of the seven current directors of the Company are current employees of Holcim. These two directors are Mr. Simon Rolf Kronenberg, who is Regional Head for Latin America of Holcim Group, and Mr. Santiago María Ojea Quintana, who is Head of Strategy and M&A for Latin America of Holcim Group, and both were appointed to the Company’s board of directors (the “Company Board”) on March 30, 2026.
In addition, the following directors of the Company own Common Shares or ADSs:
•	Raimundo Morales Dasso – 1,430,080 Common Shares and 194,934 ADSs.
•	Humberto Nadal del Carpio – 11,405 Common Shares.
Certain of the directors and/or executive officers of the Company are also directors and/or executive officers of the following companies, each of which is an affiliate of Holcim:
•
Mr. Simon Rolf Kronenberg, who is Regional Head for Latin America of Holcim Group and member of the Group Executive Committee of Holcim Ltd. Mr. Simon Rolf Kronenberg holds shares and participates in share-based compensation schemes of Holcim.

•
Mr. Santiago María Ojea Quintana, who is Head of Strategy and M&A for Latin America of Holcim Group, and chairman and member of the board of directors of Holcim (Argentina) S.A. Mr. Santiago María Ojea Quintana participates in share-based compensation schemes of Holcim.

The Company acts as the general manager of the Purchaser pursuant to a services agreement. The Company was not involved in the Purchaser’s decision-making with respect to the Offers and such services agreement is not related to the facts or acts giving rise to the obligation to make the Offers.
Item 4.	The Solicitation or Recommendation.
The Company Board is, in accordance with Peruvian law, required to issue within seven (7) trading days following the commencement of the Peru Offer, a reasoned report (the “Board Report”) setting forth the advantages and disadvantages of accepting the Peru Offer. Peruvian law applicable to the Peru Offer does not require a recommendation of the Company or the Company Board that holders of Common Shares and/or ADSs accept or reject the Offers or that the Company take any position with respect thereto. Therefore, the Company is expressing no opinion to holders of Common Shares and/or ADSs and is remaining neutral with respect to the U.S. Offer. The Company has not made a determination whether the U.S. Offer is fair to or in the best interests of holders of Common Shares and/or ADSs and is not making a recommendation regarding whether such holders should accept the U.S. Offer and tender their Common Shares and/or ADSs, and if so, how many Common Shares and/or ADSs to tender, or reject the U.S. Offer and not tender their Common Shares and/or ADSs.
The decision of a holder of Common Shares and/or ADSs whether or not to tender its Common Shares and/or ADSs in the U.S. Offer and, if so, how many Common Shares and/or ADSs to tender, is a personal investment decision based upon each individual holder’s particular circumstances. Each holder is urged to make its own decision regarding the U.S. Offer based on all of the available information, including the adequacy of the consideration in light of the holder’s own investment objectives, the holder’s views as to prospects and outlook and any other factors that the holder deems relevant to its investment decision. Each holder is also urged to consult with its financial and tax advisors regarding the U.S. Offer.
In adopting such position, the Company Board has taken into consideration, among others, the following factors:
(i)
Price determination process: The price offered in the Peru Offer has been determined on the basis of the valuation report (the “Valuation Report”) prepared by MSRA S.A.C., an independent firm selected in a process conducted by the selection committee appointed by the SMV, in accordance with applicable SMV regulations. The Company Board did not participate in the determination of the offer price of the

Peru Offer, which results from a mechanism provided under Peruvian regulations. Therefore, the Company Board considers that it is not the role of the Company Board to substitute its own judgment for each holder’s assessment of the price as determined on the basis of the Valuation Report prepared by the independent valuation firm.
(ii)
Relationship between the offer price and market prices: The Company Board notes that market prices respond to multiple factors and that comparison of the offer price to market price is only one reference among other possible ones. The Company Board expresses no opinion on the fundamental value of the Common Shares or ADSs or on the future performance of their market price.

(iii)
Advantages and disadvantages described in the Board Report: In the Board Report, the Company Board identified various advantages and disadvantages of the Peru Offer for holders of Common Shares, which may equally apply to the U.S. Offer. Such advantages and disadvantages do not point in a single direction, and their relevance varies according to the interests of each holder; therefore, none of them constitutes, on its own, a determining factor for reaching a general conclusion on whether or not to participate in the U.S. Offer. A discussion of the advantages and disadvantages identified by the Company Board is included below.

(iv)
Duty of neutrality under Peruvian regulations: Under Peruvian regulations, from the time the Company becomes aware of the potential launch of an offer until the publication of its result, the Company’s management bodies, including the Company Board, must act with absolute neutrality, prioritizing the shareholders’ interest at all times, and must refrain from carrying out or arranging any act outside the ordinary course of the Company’s business the consequence of which could be to disrupt the normal course of the offer or to favor any offeror. The Company Board has considered that a neutral position with respect to the U.S. Offer is consistent with the spirit of the aforementioned duty of neutrality, insofar as it prioritizes the shareholders’ interest and allows the holders of Common Shares and ADSs themselves to decide, freely and on an informed basis, whether to participate in the Offers.

(v)
Particular situation of each holder: Whether it is advisable to participate in the Offers depends on each holder’s own circumstances, such as its tax situation, which may vary according to its jurisdiction of residence; its acquisition cost and investment horizon; its risk tolerance, portfolio composition and expectations regarding the future performance of the market price for the Common Shares and/or ADSs; the reference currency, considering that the price of the U.S. Offer will be paid in United States dollars; and the expenses and fees of the ADS depositary. The Company Board has no information on such circumstances, and therefore a general recommendation would not necessarily take such factors into account.

Finally, the Company Board noted that as indicated by Purchaser in the Schedule TO, following consummation of the Offers, to the extent legally permitted by applicable law, Purchaser intends to delist the ADSs (and the Common Shares represented thereby) from the New York Stock Exchange, Inc. and to terminate registration of the ADSs and Common Shares under the Exchange Act.
Consequently, the decision whether or not to participate in the U.S. Offer rests in the sole discretion of each holder of Common Shares and ADSs, who should carefully review the Schedule TO, the Offer to Purchase, this Schedule 14D-9 and the other available information, and consult with its own financial, legal and tax advisors.
The Company published its Board Report on October 27, 2026.
In the Board Report, the Company Board set forth the following advantages and disadvantages of accepting the Peru Offer:
Advantages
•	The price offered in the Peru Offer (which is the same as the Offer Price) has been determined based on the results of the Valuation Report.
•
The price offered in the Peru Offer of S/ 8.93 per share is above: (i) the closing price of the Company’s Common Shares on the Lima Stock Exchange on the date of execution of the Purchase Agreement, i.e., December 15, 2025, which was S/4.50 per share; (ii) the closing price of the Company’s Common Shares on the day following the date on which the closing of the transaction giving rise to the obligation to make the Peru Offer was announced, i.e., April 1, 2026, which was S/7.10 per share; (iii) the average price at which the Company’s Common Shares have traded on the Lima Stock Exchange during the six (6) months immediately preceding the date of the occurrence of the event that triggered the obligation to carry out the Peru Offer (March 30, 2026) (i.e., from September 30, 2025 through March 29, 2026), which was S/6.16 per share, during which period the Common Shares traded in a range of S/4.10 to S/7.50 per share; (iv) the last trading price of the Company’s Common Shares prior to the completion of the Board Report, i.e., October 23, 2026, which was S/8.7 per share, and (v) the price paid by Holcim under the Purchase Agreement pursuant to the Valuation Report issued by MSRA S.A.C., which amounts to S/8.73.
•
The Peru Offer offers holders who so wish the possibility of transferring their Common Shares immediately and in a single transaction, without depending on market depth. The appeal of this possibility varies according to the interests of each holder, including whether it seeks to maintain its investment in the Company over the long term.

•
Payment of the consideration offered in the Offers is backed by a letter of guarantee issued in favor of BBVA Bolsa Sociedad Agente de Bolsa S.A., the tender agent in the Peru Offer, by Banco BBVA Perú, valid for the entire term of the Peru Offer; accordingly, the Purchaser’s credit risk is mitigated through a guarantee granted by a first-tier banking institution.

Disadvantages
•	If the Peru Offer is successful, the market liquidity of Common Shares could be reduced.
•
Shareholders who accept the Peru Offer must bear the expenses and fees of the brokerage firm representing them, as well as any applicable taxes, which may vary according to each shareholder’s particular situation.

•
Shareholders who sell their Common Shares in the Peru Offer will no longer participate in any potential future appreciation in the value of the Common Shares, or in any future dividends or economic results that the Company may generate.

An English translation of the Board Report is attached to this Schedule as Exhibit (a)(1) and is incorporated herein by reference.
A summary description of the Valuation Report is included in the Offer to Purchase and an English translation of the Valuation Report is filed as Exhibit (c)(1) to the Schedule TO.
After reasonable inquiry and to its knowledge, the Company understands that the directors and executive officers of the Company who hold Common Shares and/or ADSs intend to tender or sell their Common Shares and ADSs pursuant to the Offers.
Item 5.	Person/Assets Retained, Employed, Compensated or Used.
Neither the Company, nor any person acting on its behalf, has directly or indirectly employed, retained or compensated any person or class of persons to make solicitations or recommendations in connection with the Offers.
Item 6.	Interest in Securities of the Subject Company.
No transactions in Common Shares or ADSs have been effected during the past 60 days by the Company or, to its knowledge, by any executive officer, director or affiliate of the Company.
Item 7.	Purposes of the Transaction and Plans or Proposals.
The Company is not undertaking or engaged in any negotiations in response to the Offers that relate to, or would result in, one or more of the following or a combination thereof: (i) a tender offer for or other acquisition of any of the Company’s securities by the Company, its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.
There is no transaction, resolution of the Company Board, agreement in principle or signed contract that has been entered into in response to the Offers that relates to or would result in one or more of the events referred to in the previous paragraph.
Item 8.	Additional Information.
Not applicable.

Item 9.	Exhibits.
(a)(1) English translation of the Board Report.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 27, 2026

Cementos Pacasmayo S.A.A.

By:

/s/ Ely Adriana Hayashi Hirahoka
Name: Ely Adriana Hayashi Hirahoka
Title: Chief Financial Officer